SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2004

GOLD RESERVE INC.

Commission file number 001-31819

Address of Principal Executive Offices:
         926 West Sprague Avenue
         Suite 200
         Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


GOLD RESERVE INC.
September 30, 2004
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including managements discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Companys filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Companys website, www.goldreserveinc.com.
Additionally, you can request a copy directly from the Company.

Operations Overview

Brisas Project

Our primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. A pre-feasibility study was completed in 1998 and updated in 2000 by JE MinCorp. In late 2003, the Company selected Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner and a number of other consultants including Pincock Allen & Holt and Vector Colorado LLC, to complete a bankable feasibility study for the construction and operation of the Brisas project. In early 2004, based on the recommendations of Aker Kvaerner, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. Under this alternative, the Company plans to produce gold dor on-site and ship gold/copper concentrate to an off-site smelter.

The Company previously reported resource and mineral reserve estimates using both a traditional off-site smelter process as well as the CESL process. While the Company will continue to evaluate process alternatives, management has concluded a conventional flotation plant will be the primary focus of the Brisas bankable feasibility study, which is expected to be completed in December 2004 with a production decision thereafter. Based on the current processing focus of the bankable feasibility study, mineral resource and reserve estimates are no longer disclosed using on-site copper processing technology.

Behre Dolbear originally calculated the previously disclosed mineral resource and reserve estimates, which were updated by Pincock Allen & Holt as noted below. As part of that engagement, Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable.

Mineral Resource Estimate

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately
1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The July 2004 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:



(kt= 1,000 tonnes)  Measured         	  Indicated           	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40	         217,847   0.700   0.118     284,869   0.662   0.132     502,716   0.678   0.126
==============================================================================================


(In Millions)       Measured                Indicated           	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                -     4.904   566            -   6.064   827            -   10.968   1,393
==============================================================================================


The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper.

The mineral resource estimate has been calculated in accordance with CSA National Instrument 43101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Reserve Estimate

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.1 million ounces of gold and 1.2 billion pounds of copper. The August 2004, estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (millions)(thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven       190,073     0.71      0.123     4,343         516
Probable     216,970     0.68      0.133     4,754         638
-----------------------------------------------------------------------------------------------
Total        407,043     0.70      0.129     9,097       1,154    753,012     1,160,055    1.85
===============================================================================================


The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Brisas Project Work To Date.

Considerable work has taken place to establish the mineral resource and reserve. Over $75 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Other activities on the property include: extensive geology, geophysics and geochemistry, over 800 exploration drill holes totaling approximately 180,000 meters of core drilling, audits by Behre Dolbear (of exploration drilling, sampling, assaying procedures and ore reserves methodology), environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, pre-feasibility study with JE MinCorp, supplement to the pre-feasibility study with JE MinCorp, and bench scale testing of an on-site copper process.

In July 2004, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. In addition on July 13, 2004, the Company announced a revised estimate of measured and indicated gold and copper resource on the Brisas property to approximately 10.97 million ounces of gold and 1.4 billion pounds of copper. The inferred resource at Brisas is an additional 2.64 million ounces of gold and 370 million pounds of copper.

On July 23, 2004, the Company reported that its wholly owned subsidiary, Compania Aurifera Brisas del Cuyuni, C.A. ("Brisas"), received a Special Award for Excellence in Social Management from the Latin-America Mining Organization ("OLAMI"). OLAMI is an industry association that represents and promotes mining in 16 Latin American countries. The Company received this award for its past and current work in social management and responsibility at its Brisas Project.

On August 3, 2004, the Company announced a revised estimate of the mineral reserve on the Brisas property to approximately 9.1 million ounces of gold and 1.2 billion pounds of copper. Pincock Allen & Holt, Inc. of Denver, Colorado completed the Brisas mineral reserve analysis based on 180,000 meters of diamond drilling in 803 holes. The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The revision incorporated expected mining and milling costs for a 70,000 tonne per day flotation plant, and anticipated smelter treatment and refining charges for the gold/copper concentrates. As part of this analysis, Pincock Allen & Holt, Inc. concluded that the Brisas mineral reserve estimate is reliable for the current phase of the projects feasibility study and that there is upside potential for additional mineral reserves at the Brisas project from the down-dip extension of the ore body.

On September 28, 2004 the Company announced it is working with Neil S. Seldon & Associates Ltd. (NSA) of Vancouver, BC, Canada to market the copper and precious metals concentrate related to the Brisas project. NSA is also assisting the Company in the development of sales and marketing strategies and with smelter negotiations for the concentrate sales contracts. Management and NSA conducted initial planning meetings with representatives of smelters in Japan, Germany and Spain during the last several months. Further discussions are in process and management expects to complete indicative marketing agreements with one or more smelters subsequent to the completion of the final feasibility study.

On September 30, 2004 the Company announced it had engaged AATA
International, Inc. of Fort Collins, Colorado to complete the Brisas Project Environmental and Social Impact Assessment Study (ESIA), meeting World Bank Standards, the new Equator Principles as well as any requirements desired by financing institutions. AATA is teamed up with Ingenieria Caura, S.A. of Caracas, Venezuela who is also working on the Venezuela Environmental Impact Study (VEIS) to support the Brisas permit applications. AATA is recognized as one of the worlds leading experts in assessing the environmental and social impact of projects for bank financing and has completed similar assessments for the Overseas Private Investment Corporation (OPIC), the European Bank for Reconstruction and Development (EBRD), International Finance Corporation (IFC) and others. The Company expects to submit the Venezuelan EIS at the beginning of 2005 and anticipates the approval process will take approximately 90 days.

On October 7, 2004 the Company announced it engaged Endeavour Financial International Corporation to provide general corporate financial advice with respect to its corporate development and expected financing of the Brisas Project. Endeavour has one of the worlds largest investment banking teams dedicated exclusively to the mining industry and has significant experience in advising companies on raising capital for mining projects on a global basis. Endeavour has reviewed the Brisas Project and will assist with the completion of Gold Reserves feasibility study with a view to evaluating the most efficient financing plan for Brisas.

During October 2004, a Presidential Decree was published identifying approximately 13% of the Imataca Forest Reserve (the "Imataca") in the State of Bolivar to be used for various activities, including mining. The Brisas Project is located within the Imataca in an area previously approved for mining activities. This recent Decree was published in response to earlier challenges of a prior Decree which opened an even larger part of the Imataca to activities such as mining, and a subsequent Supreme Court prohibition against issuing new mining concessions in the Imataca. Published after public consultation, the new Decree reduces the size of the area available for activities, such as mining, which had been set-aside in earlier Decrees. MEM and MARN have indicated that this Decree resolves the Imataca issue. We have been advised by Venezuelan counsel that it is unlikely that future regulations related to this issue will impact our properties but management can make no assurances that further challenges to the Imataca issue by third parties will not occur.

Brisas Work Plan.

Based on the potential to increase the mineral reserve, the Company is drilling an additional 15,000 meters at a cost of approximately $800,000. The drilling is primarily located in the down-dip extension of the ore body and is expected to be completed before year-end. However, an updated mineral reserve estimate is not expected until late in the first quarter of 2005 and, accordingly, will not be incorporated in the feasibility study.

During the remainder of 2004, the Company will continue activities on the Brisas project that are required to complete a bankable feasibility study in December 2004. In addition to the efforts related to the completion of the feasibility study, management is currently identifying equipment and consumable sources, continuing activities to secure permits and easements required to construct the Brisas project, developing plans to address regional social issues related to the construction and operation of the project, and developing plans to obtain exoneration from or otherwise minimize the impact of VAT and duty taxes related to the project.

Management and its advisors have developed a comprehensive critical-path plan for funding the mine construction. This plan includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas project. Concurrent with these activities, management will also devote substantial time and effort on a marketing program designed to identify and obtain the required debt and equity for the Brisas project.

The ultimate design and future cost of construction of the Brisas project is subject to the results of a bankable feasibility study which will be required before a production decision can be made. Actual construction costs, production rates and cost of production will vary from the preliminary feasibility study estimates based on the results of the bankable feasibility study, as well as factors encountered if and when production commences. The timing of these activities is subject to, among other things, project financing, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Choco 5 Property

The Company continues to be focused primarily on its Brisas project however, to a lesser extent, the Company is continuing limited activities on its Choco 5 property. The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and expects to expend up to $300,000 beginning in early 2005, on further exploration. Exploration activities will include the following: environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.


Financial Overview

Overview.

The following discussion of financial position as of September 30, 2004 and results of operations for the three and nine months ended September 30, 2004 and 2003 are to be read in conjunction with the Companys unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following managements discussion and analysis, dated November 10, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Companys potential future performance. Additional information on the Company can be found in the Companys Annual Information Form filed with Canadian Securities Regulators at HYPERLINK "http://www.sedar.com" www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as political instability, civil unrest, currency and exchange controls, and a decline in industrial output and foreign investment. In August 2004, Venezuela held a mid-term presidential recall referendum (as provided in the Constitution), the result of which was President Chavez maintained his position as president of Venezuela. Since the referendum, the political climate in Venezuela appears to have improved. Despite political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

As noted elsewhere in this report, the Company has engaged a number of engineering; construction marketing and financial services consultants to complete the bankable feasibility study and obtain funding for the construction and operation of the Brisas project. Completion of the feasibility study (expected in December 2004), obtaining the required permits and obtaining funding for the Brisas project will continue to be the Companys primary focus during the remainder of 2004 and into 2005.

Results of Operations.

The Companys results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three and nine months ended September 30, 2004 amounted to $1,420,077 and $3,512,192 or $0.05 and $0.12 per share compared to consolidated net loss of $809,276 and $2,074,145 or $0.03 and $0.09 per share for the same periods in 2003.

Other income for the three and nine month periods ended September 30, 2004 increased by approximately $48,000 and $49,000 over the comparable three and nine month periods in 2003. The change was primarily due to an increase in investment gains.

Operating expenses for the three and nine months ended September 30, 2004 amounted to $1,613,417 and $4,040,009, respectively, which is an increase from the comparable three and nine-month periods in 2003 of $658,477 and $1,486,701, respectively. The increase in operating expenses is primarily due to the normal expansion of the organization required for the proposed future development of the Brisas project, increased costs related to investor relations as well as the impact of adopting the Canadian Institute of Chartered Accountants Standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is recorded as compensation expense. See footnote 3 to the consolidated financial statements.

Liquidity and Capital Resources.

The Company had no significant investing activities during the nine months ended September 30, 2004, other than the purchase and sale or maturity of marketable securities, which, on a net basis, totaled approximately $1,700,000 in sales and maturities of marketable securities.

The total financial resources of the Company, cash plus marketable securities, decreased $6.1 million from December 31, 2003 to approximately $13.7 million as of September 30, 2004.

On November 4, 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of CDN$30,021,600 or approximately $25,000,000. A syndicate of underwriters purchased the Units on a bought deal basis for sale to investors at a price of CDN$5.60 or approximately $4.66 per Unit. Each Unit is comprised of one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle the holder thereof to acquire one Common Share of Gold Reserve at a price of CDN$6.50 or approximately $5.45 per Common Share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering will be used for the development of the Brisas property.

As of November 10, 2004, the Company held approximately $38 million in cash and investments at market. In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2005 (excluding construction costs related to the Brisas project). The ultimate design and cost of the Brisas mining facility and associated expenditures are subject to the results of a final feasibility study.

As of November 10, 2004, the Company had the following shares, equity units, warrants and share options issued:

Class A common                                             33,673,895
Equity units*                                               1,157,397
Warrants to purchase Class A common shares                  4,689,800
Options to purchase Class A common shares                   3,233,874

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

Further activities related to the completion of the Brisas bankable feasibility study will include further analysis of the applicability of producing copper cathode on-site, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Future production of gold and copper on the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining the appropriate environmental and operating permits, and obtaining adequate financing. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Companys ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

CONSOLIDATED BALANCE SHEETS
September 30, 2004 (unaudited) and December 31, 2003

                                      September 30,       December 31,
U.S. Dollars                             2004                 2003

ASSETS
Current Assets
Cash and cash equivalents           $  6,804,297        $  11,331,503
Marketable securities                  6,853,455            8,450,478
Deposits, advances and other             313,418              310,820
Accrued interest                          26,248               68,651
Total current assets                  13,997,418           20,161,452

Property, plant and equipment, net    49,562,649           46,126,317
Other                                    796,660              742,713
Total assets                       $  64,356,727        $  67,030,482

LIABILITIES
Current Liabilities:
Accounts payable and
   accrued expenses                   $  935,966           $  765,860
Total current liabilities                935,966              765,860

Minority interest in
   consolidated subsidiaries           1,121,741            1,126,151
Total liabilities                      2,057,707            1,892,011

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units,
   without par value                 113,480,662          112,971,425
Less common shares
   held by affiliates                   (674,598)            (674,598)
Stock options                            838,355
Accumulated deficit                  (50,985,297)         (47,054,004)
KSOP debt                               (360,102)            (104,352)
Total shareholders' equity            62,299,020           65,138,471
Total liabilities and
   shareholders' equity            $  64,356,727        $  67,030,482

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen              s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2004 and 2003 (unaudited)

                                Three Months Ended         Nine Months Ended
U.S. Dollars                    2004          2003        2004           2003

OTHER INCOME
Interest                   $   111,805  $  145,664  $   347,958   $   467,363
Gain on sale of
   marketable securities        81,535                  179,859        11,800
                               193,340     145,664      527,817       479,163
EXPENSES
General and administrative     674,437     365,513    1,771,674       970,192
Technical services             744,126     507,807    1,583,887     1,133,892
Corporate communications       179,231     105,885      563,098       303,182
Legal and accounting            10,984       9,725       82,002       107,902
Foreign currency (gain) loss     2,772     (41,409)      43,758        15,861
Minority interest in
net income (loss) of
   consolidated subsidiaries     1,867       7,419       (4,410)       22,279
                             1,613,417     954,940    4,040,009     2,553,308
Net loss                   $(1,420,077)  $(809,276) $(3,512,192)  $(2,074,145)

Net loss per share              $(0.05)     $(0.03)      $(0.12)       $(0.09)

Weighted average
 common shares
   outstanding              28,386,147  23,673,135   28,291,545    23,553,556


CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months Ended September 30, 2004 and 2003 (unaudited)

U.S. Dollars
Deficit, December 31, 2003                   $  (47,054,004)
Adjustment for stock option
compensation from 2002 and 2003                    (419,101)
Net loss                                         (3,512,192)
Deficit, September 30, 2004                  $  (50,985,297)

Deficit, December 31, 2002                   $  (43,346,668)
Net loss                                         (2,074,145)
Deficit, September 30, 2003                  $  (45,420,813)

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended September 30, 2004 and 2003 (unaudited)



                                            Three Months Ended       Nine Months Ended
U.S. Dollars                                2004          2003       2004          2003
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                   $(1,420,077)  $(809,276) $(3,512,192) $(2,074,145)
Adjustments to reconcile
   net loss to net cash
  used by operating activities:
    Stock option compensation                  116,320                  419,254
    Depreciation                                15,485      10,992       40,597       33,369
    Amortization of premium on
      marketable securities                     26,945      22,993       93,802       68,211
    Foreign currency loss (gain)                 2,772     (41,409)      43,758       15,861
    Minority interest in net income (loss)
      of consolidated subsidiaries               1,867       7,419       (4,410)      22,279
    Net gain on sale of
      marketable securities                    (81,535)                (179,859)     (11,800)
    Shares issued for compensation                                       13,279
Changes in non-cash working capital:
       Net decrease (increase) in deposits,
         advances and accrued interest         124,954     (26,259)     148,905       28,150
       Net increase in accounts payable
         and accrued expenses                  515,507     191,547      170,106      118,359
Net cash used by operating activities         (697,762)   (643,993)  (2,766,760)  (1,799,716)

Cash Flows from Investing Activities:
Proceeds from the sale and maturity of
  marketable securities                      2,881,535   2,000,000    4,729,859    6,851,300
Purchase of marketable securities             (764,275) (1,300,718)  (3,046,779)  (4,486,325)
Purchase of property,
  plant and equipment                       (1,274,913)    (14,928)  (3,476,929)     (19,929)
Other                                          (56,232)     31,632     (214,397)      40,734
Net cash provided (used)
  by investing activities                      768,115     715,986   (2,008,246)   2,385,780

Cash Flows from Financing Activities:
Proceeds from the
  issuance of common shares                    194,400   9,659,250      247,800    9,659,250
Net cash provided by financing activities      194,400   9,659,250      247,800    9,659,250

Change in Cash and Cash Equivalents:
Net Increase (decrease) in
  cash and cash equivalents                    282,753   9,731,243   (4,527,206)  10,245,314
Cash and cash equivalents -
  beginning of period                        6,521,544   2,098,703   11,331,503    1,584,632
Cash and cash equivalents -
  end of period                            $ 6,804,297 $11,829,946   $6,804,297  $11,829,946

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements For the Nine Months Ended September 30, 2004 and 2003 (unaudited) Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of September 30, 2004, and the results of operations and the cash flows for the nine months ended September 30, 2004 and 2003. The results of operations for the nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year.

The Company reviewed costs incurred on the Brisas project and in accordance with its accounting policy has capitalized $3,373,446 associated with the Brisas feasibility study during 2004. Of the costs that were capitalized, $2,116,764 relates to costs incurred in the first two quarters of 2004, which had previously been expensed.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Companys 2003 annual report.

2. Geographic Segments

Net Loss for the Three and Nine Months Ended September 30, 2004 and 2003

                        Three Months Ended        Nine Months Ended
                         2004        2003         2004         2003

United States      $   676,229   $ 331,511   $ 2,321,032    $  962,499
Venezuela              743,848     477,765     1,191,160     1,111,646
Consolidated       $ 1,420,077   $ 809,276   $ 3,512,192   $ 2,074,145


3.Share Option Plan:

The Companys Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 724,937 options remaining for future grants at September 30, 2004. Share option transactions for the nine months ended September 30, 2004 and 2003 are as follows:

                                           2004                 2003

                                               Weighted              Weighted
                                               Average               Average
                                               Exercise              Exercise
                                     Shares      Price      Shares     Price

Options outstanding
  at beginning of period          3,204,124     $ 0.95   3,368,549     $ 0.80
Options exercised                  (284,954)    $ 1.00     (55,000)    $ 0.73
Options canceled                    (19,296)    $ 1.13
Options granted                     395,500     $ 3.67     128,075     $ 1.56
Options outstanding
  at end of period                3,295,374     $ 1.27   3,441,624     $ 0.83
Options exercisable
  at end of period                3,033,190     $ 1.12   3,299,320     $ 0.81

     Price     Price
     Range     Range

Exercise price
  at end of period                   $ 0.55 - $ 4.14        $ 0.50 - $ 1.58
Exercise price for
  exercisable shares                 $ 0.55 - $ 4.14        $ 0.50 - $ 1.58

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $419,254 for stock options granted during the nine months ended September 30, 2004. The fair value of the options granted was calculated using the Black-Scholes model assuming a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

4.Subsequent Event:

On November 4, 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of CDN$30,021,600 or approximately $25,000,000. A syndicate of underwriters purchased the Units on a bought deal basis for sale to investors at a price of CDN$5.60 or approximately $4.66 per Unit. Each Unit is comprised of one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle the holder thereof to acquire one Common Share of Gold Reserve at a price of CDN$6.50 or approximately $5.45 per Common Share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering will be used for the development of the Brisas property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.


By: s/ Robert A. McGuinness
Vice President  Finance & CFO
November 11, 2004